File No. 005-07933
    As filed with the Securities and Exchange Commission on December 17, 1999
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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             -----------------------
                                 SCHEDULE 14D-1


                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934

                                (Amendment No. 2)

                      AIR EXPRESS INTERNATIONAL CORPORATION
                            (Name of Subject Company)

                                DEUTSCHE POST AG
                           DP ACQUISITION CORPORATION
                          a wholly-owned subsidiary of
                                DEUTSCHE POST AG
                                    (Bidders)

                             -----------------------
                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)
                             -----------------------

                                    009104100
                                 (Cusip Number)

                                Dr. Klaus Engelen
                                Deutsche Post AG
                           Heinrich-von-Stephan-Str. 1
                               53175 Bonn, Germany
                         Telephone: 011-49-228-182-3600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                                   Copies to:
                                Christopher Mayer
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                            Telephone: (212) 450-4000



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     This Amendment No. 2 ("Amendment No. 2") amends and supplements the Tender
Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") originally filed on November 19, 1999 by Deutsche Post AG, a German corporation ("Parent"), and DP Acquisition Corporation ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Parent, as amended by Amendment No. 1 to the Schedule 14D-1 filed with the Commission on November 23, 1999, relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Air Express International Corporation, a Delaware corporation (the "Company"), at a price of $33.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 19, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal.

     All capitalized terms used in this Amendment No. 2 without definition have the meanings attributed to them in the Schedule 14D-1.

     The item of the Schedule 14D-1 set forth below is hereby amended and supplemented as follows:

     Item 11. Material to be Filed as Exhibits.

     Item 11 is hereby amended and supplemented to add the following exhibit:

     (a)(9) Text of Press Release issued by Parent and Purchaser on December 16, 1999.



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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 1999


                                           DP ACQUISITION CORPORATION



                                           By: /s/ Renato Chiavi
                                               ---------------------------
                                               Name: Renato Chiavi
                                               Title: President




                                           DEUTSCHE POST AG



                                           By: /s/ Dr. Bernd Boecken
                                               ---------------------------
                                               Name:  Dr. Bernd Boecken
                                               Title: Director of Finance


                                           By: /s/ Dr. Heinrich Brakmann
                                               ---------------------------
                                               Name: Dr. Heinrich Brakmann
                                               Title: Corporate Treasurer




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                                  EXHIBIT INDEX


   Exhibit No.
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     (a)(9)      Text of Press Release issued by Parent and Purchaser on
                 December 16, 1999.